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                              June 2, 2022

       Yongchen Lu
       Chief Executive Officer
       TH International Limited
       2501 Central Plaza
       227 Huangpi North Road
       Shanghai, People   s Republic of China, 200003

                                                        Re: TH International
Limited
                                                            Amendment No. 4 to
Registration Statement on Form F-4
                                                            Filed May 9, 2022
                                                            File No. 333-259743

       Dear Mr. Lu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2022 letter.

       Amendment No. 4 to Registration Statement on Form F-4 filed May 9, 2022

       Cover Page

   1. Clearly disclose how you will refer to the holding company and its subsidiaries when providing the
disclosure throughout the document, so that it is clear to investors which entity the disclosure
is referencing and which subsidiaries or entities are conducting the business operations.
Your revisions should include definitions of "PRC subsidiaries,"
                                                        "Hong Kong subsidiary"
and "HK subsidiary."
 Yongchen Lu
FirstName  LastNameYongchen   Lu
TH International Limited
Comapany
June 2, 2022NameTH International Limited
June 2,
Page 2 2022 Page 2
FirstName LastName
Summary, page 1

2. We note your amended disclosure that provides the same-store sales growth for the second half of 2020 and 2021, as well as your disclosure that discusses revenue of your stores on a "year-over-year basis since 2020." To provide shareholders with a complete and balanced picture of your company, please provide same-store sales growth data for all of
         2020 and 2021 or tell us why you are excluding data from the first half of 2020 and 2021.
3. We note your disclosure relating to "volatility in the supply and price of raw materials,"
         the impact of supply chain issues and inflationary pressures on the economy, and the availability and cost of imported coffee beans. We also note press reports indicating that
         Tim Hortons has increased its prices in China. Please update your disclosure to expand upon the actual and anticipated impact of inflation, supply chain issues and your increased prices on your business, results of operations, margins, outlook, goals and customers, and discuss the risks of such issues to your business and investors more specifically (as opposed to including boilerplate language). To the extent that you have passed or anticipate passing along costs to customers, please quantify such amounts in your section entitled "THIL's Management's Discussion and Analysis of Financial Condition and
         Results of Operations," and narratively discuss the impact on your business if price increases continue, including the impact on your working capital needs if your margins are compressed. Additionally, please revise to discuss known trends or uncertainties resulting from inflation, supply chain issues and your increased prices, as well as from current or anticipated mitigation efforts relating to the same, if any, and explain whether any mitigation efforts introduce new material risks, including those related to quality, reliability, or regulatory approval. Please refer to Item 303(b) of Regulation S-K. Last, to the extent that you are impacted by Russia's invasion of Ukraine (which we note you reference on page F-60 in your amended disclosure), please revise to provide more specific disclosures about the legal and operational risks, as well as the impact on your results of operations, as a result of such invasion. For additional guidance, please see the
         Division of Corporation Finance   s Sample Letter to Companies
Regarding Disclosures
         Pertaining to Russia   s Invasion of Ukraine and Related Supply Chain
Issues issued by the
         Staff in May 2022. Please revise your discussions of supply chain issues to clarify that the pandemic is no longer the sole source of such issues.
4. We note your response to comment 3, as well as your amended disclosure. Please further revise here, on the prospectus cover page and in the risk factors to clarify, if true, that the identified restrictions on your ability to transfer cash/assets are based on relevant PRC law and that you do not have any other cash management policies that dictate how funds are transferred between you and your subsidiaries, including those not in the PRC. In addition, here, on the prospectus cover page and in the risk factors, revise your statement regarding "potential interventions in or the imposition of these restrictions and limitations by the PRC" (emphasis included) to include new and other restrictions and limitations, as well. Also include a statement here, on the prospectus cover page and in the risk factors that, to the extent cash/assets are in Hong Kong or a Hong Kong entity, the cash/assets
 Yongchen Lu
TH International Limited
June 2, 2022
Page 3
         may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you and your Hong Kong subsidiary by the PRC government to transfer cash/assets.
Regulatory Matters, page 22

5. We note your response to comment 9, as well as your deletion of "other PRC regulatory authorities" on pages 22, 23 and 124. Please revise to expand these discussions of consequences, so that they apply to all permissions or approvals that you are required to obtain from the PRC and Hong Kong to offer your securities and conduct your operations. We further note your statement that, based on the opinion of counsel, you do not believe you are "subject to cybersecurity review or reporting requirements under the applicable PRC cybersecurity laws and regulations"; please revise each instance of such language to also say that you are not covered by permissions or requirements of the CAC, if true. Also, revise your disclosure that "[s]ubstantially all of
THIL   s company owned
         and operated stores and franchise stores" have obtained the approvals, licenses and permits that you are required to maintain in order to operate your business, to disclose whether you and your subsidiaries have received from the PRC and Hong Kong the approvals, licenses and permits that you are required to maintain in order to operate your business and offer your securities; also revise to discuss the nature and number of such approvals, licenses and permits that you and your subsidiaries have not received, if and when you anticipate receiving them, and the consequences during the time that you are operating without receiving them. Make conforming changes to your risk factors.
Summary Financial Information of Silver Crest, page 30

6. We note that you include summary financial information for the nine months ended
         September 30, 2021. Please update to include the most recent financial statement period required in the filing.
Risk Factors
"The projections and forecasts presented in this proxy statement/prospectus are not indicative of the actual results . . . ", page 75

7. Here and on page 118, please state that THIL did not meet the 2021E projections and whether the difference between the projected and actual results is material, and provide a cross-reference to the discussion of your 2021 results of operations. Given the material lapse in time and change in circumstance since the projections were prepared in April
       2021, disclose whether the projections continue to reflect management's views on future
FirstName LastNameYongchen Lu
       performance and what consideration the board gave to obtaining updated projections or a
Comapany
       lack NameTH
            of relianceInternational Limited In this regard, we note that the board took into upon the projections.
June 2,account such3 projections in its recommendation to stockholders regarding the transaction.
        2022 Page
FirstName LastName
 Yongchen Lu
FirstName  LastNameYongchen   Lu
TH International Limited
Comapany
June 2, 2022NameTH International Limited
June 2,
Page 4 2022 Page 4
FirstName LastName
Background of the Business Combination, page 103

8. We note your amended disclosure that "Mr. Yu, representing THIL, and BofA Securities mutually agreed to terminate their engagements." Please discuss the potential impact on the transaction related to the resignation of BofA Securities and its affiliates. For example, if BofA Securities or any of its affiliates would have played a role in the closing, please revise to identify the party who will be filling such role.
9. We note your amended disclosure that "BofA has waived its fees under the engagement letter." Please disclose any fees paid or due to BofA Securities and its affiliates in connection with their role as a financial advisor to THIL. If any of these fees will be forfeited by their May 8, 2022 resignation, please revise to disclose this information. As an example only, we note your disclosure on page 103 indicating that BofA Securities and its affiliates would have been "paid a fee equal to 2.0% of the aggregate gross proceeds received by THIL in any PIPE transaction."
10. We note your response to comment 11, as well as your amended disclosure. In addition to providing the individual fees payable to UBS, please provide the aggregate fees payable to
         UBS.
THIL's Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations and Commitments, page 179

11. We note that the table includes only operating lease commitments followed by disclosure that you do not have any significant long-term obligations. Please revise to include bank borrowings and convertible notes.
Unaudited Pro Forma Condensed Combined Financial Information
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 197

12. Reference is made to transaction adjustment (9). Please explain why the amount disclosed in adjustment (9) does not agree to the adjustment to cash and cash equivalents on page
         192.
Silver Crest Acquisition Corporation Audited Financial Statements
Note 9. Fair Value Measurements, page F-58

13. Reference is made to the last sentence on page F-59. Please revise to disclose the key inputs into the binomial lattice model for the warrants.
Exhibit 5.2

14. Please revise to consent to all of the references to your firm in the prospectus.
 Yongchen Lu
FirstName  LastNameYongchen   Lu
TH International Limited
Comapany
June 2, 2022NameTH International Limited
June 2,
Page 5 2022 Page 5
FirstName LastName
General

15. We note your response to comment 19. Please remove the reference to "certain" in all references to the sections "Certain Material U.S. Federal Income Tax Considerations" and
         "Certain Material PRC Tax Considerations" on pages xi, xii, 16, 66, 88 of the prospectus and in your tax opinion filed as Exhibit 8.1. Refer to Section III.C.1 of Staff Legal
         Bulletin No. 19.
16. Please tell us whether BofA Securities or any of its affiliates was involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the disclosure beginning on page 114 regarding the "relative valuation analysis" reviewed by
         Silver Crest   s board of directors or the prospective financial
information of THIL
         beginning on page 116. If BofA Securities or any of its affiliates was involved in preparing this disclosure, please also include a risk factor describing their role in connection with the preparation of the registration statement and the valuation of THIL, including the reduction in THIL's valuation pursuant to the amended merger agreement, and that they disclaim any liability in connection with such disclosure included in the registration statement.
17. Please disclose whether BofA Securities or any of its affiliates assisted in the preparation or review of any materials reviewed by the Silver Crest board of directors or management as part of their services to THIL and whether BofA Securities or any of its affiliates has withdrawn its association with those materials and notified Silver Crest of such disassociation. With respect to any notifications to PIPE investors regarding the transaction, the "potential PIPE investor presentation" as disclosed on page 101, as well as any other materials reviewed by PIPE investors, please also disclose the role played by
         BofA Securities and its affiliates and discuss whether BofA Securities or any of its affiliates has withdrawn its association with those materials and notified Silver Crest of such disassociation.
18. Please disclose what consideration the board gave to the information and discussions with
         BofA Securities and its affiliates in light of its subsequent resignation and refusal to be associated with the transaction.
19. Please provide us with any correspondence between BofA Securities or any of its affiliates and THIL relating to BofA Securities and its affiliates' resignation, as well as any correspondence relating to the PIPE investments between THIL, potential PIPE investors and/or BofA Securities or any of its affiliates. Please contact the staff member associated with the review of this filing to discuss how to submit the materials to us for our review.
20. Please provide us with the engagement letter between THIL and BofA Securities and its affiliates, as well as any other documentation associated with this transaction. Please disclose any ongoing obligations of the company pursuant to the engagement letter and
 Yongchen Lu
TH International Limited
June 2, 2022
Page 6
      any other document that will survive the termination of the engagement, such as indemnification provisions, and discuss the impacts of those obligations on the company in the registration statement.
21. Please provide us with a letter from BofA Securities and its affiliates stating whether they agree with the statements made in your proxy statement/prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with BofA
      Securities and its affiliates and they either agree or do not agree with the conclusions and the risks associated with such outcome. If BofA Securities and its affiliates do not respond, please revise your disclosure to indicate you have asked and not received a response and include disclosure about such fact and the risks to investors, including that there cannot be any inference drawn that BofA Securities and its affiliates does not disagree. Please revise the disclosure included accordingly.
        You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222
with any other questions.



                                                            Sincerely,
FirstName LastNameYongchen Lu
                                                            Division of
Corporation Finance
Comapany NameTH International Limited
                                                            Office of Trade &
Services
June 2, 2022 Page 6
cc:       John Owen
FirstName LastName